[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR
---------


May 30, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
       Division of Corporation Finance

Re:  Teva Pharmaceutical Industries Limited
     Form 20-F for the Fiscal Year Ended December 31, 2007
     Filed February 29, 2008
     File No. 000-16174
     ------------------

Dear Mr. Rosenberg:

     I refer to your letter dated May 16, 2008 to Dan S. Suesskind, Chief Financial Officer of Teva Pharmaceutical Industries Limited, regarding the Teva filing with the Securities and Exchange Commission referenced above. Teva is finalizing its response to the comments of the Staff raised in the letter and expects to submit its response by the end of the next week, if not earlier.

     Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman


cc:  Bryan Pitko (SEC)
     Don Abbott (SEC)
     Kei Ino (SEC)
     Dan S. Suesskind (Teva)
     Eyal Desheh (Teva)
     Uzi Karniel (Teva)
     Peter H. Jakes (Willkie Farr)